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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 19, 2005

Commission file number:   000-50376

Northern Canadian Minerals Inc.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes              No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes              No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Canadian Minerals Inc.

(Registrant)

"Peeyush Varshney"

Date:   October 19, 2005

____________________________________

Peeyush Varshney, CFO & Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 - 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

October 19, 2005

Item 3.

Press Release

Issued on October 19, 2005, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce that Mr. Robert van Doorn has been appointed to its newly created corporate advisory board.  Over the coming months, the Company anticipates adding a number of additional high calibre individuals to the advisory board, which is expected to play a significant role in furthering the Company's business objectives.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Hari Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 - 925 West Georgia St.

Suite 1304 - 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 19th day of October 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration